UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the nine months ended September 30, 2003

FAGE DAIRY INDUSTRY S.A.

(Translation of Registrant’s name into English)

35, Hermou Street, 144 52 Metamorfossi, Athens, Greece

(Address of principal executive office)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒                                                                                                                                                                                                                            Form 40-F ☐

[Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b))(1):  ☐]

[Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐]

[Indicate by check mark whether the Registrant by furnishing the information contained in the Form is also there by furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐                                                                                                                                                                                                                                                             No ☒

This report (the ‘‘Quarterly Report’’) sets forth certain information regarding the financial condition and results of operations of Fage Dairy Industry S.A., a Greek société anonyme (the ‘‘Company’’ or “Fage”), for the fiscal quarter ended September 30, 2003. The Quarterly Report encloses a review, in English, of the Company’s unaudited financial information and analysis for the third quarter as well as certain other information.

The following unaudited financial statements in the opinion of the management, reflect all necessary adjustments (which include only normal recurring adjustments) necessary for a fair presentation of the financial position, the results of operations and cash flows for the periods presented.

For a description of accounting policies see Notes to financial statements in Fage’s 2002 annual report  (FORM 20-F).

II

FAGE DAIRY INDUSTRY S.A.

FORM 6-K

III

PART I

ITEM 1.a

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2002 AND SEPTEMBER 30, 2003

(Amounts in 000’s of Euro and U.S. Dollars)

			UNAUDITED
		December 31, 2002	September 30, 2003
	Notes	EUR	EUR	U.S.$
ASSETS
Current Assets
Cash and cash equivalents		7,866	6,181	7,201
Marketable securities	4	3,116	3,933	4,582

Accounts receivable	5	80,463	84,140	98,023
Less: Allowance for doubtful accounts	5	(7,453)	(7,678)	(8,945)
		73,010	76,462	89,078

Due from related companies	6	1,587	2,013	2,345
Inventories	7	23,482	29,634	34,524

Total current assets		109,061	118,223	137,730

Investments and Other Assets
Investments in and advances to affiliates	8	2,433	2,456	2,861
Other non-current assets	9	1,653	1,119	1,304
		4,086	3,575	4,165

Property, Plant and Equipment	9
Cost		154,824	169,398	197,349
Less: Accumulated depreciation		(63,420)	(69,916)	(81,452)
		91,404	99,482	115,897

Borrowing Costs	2
Cost		3,334	3,334	3,885
Less: Accumulated amortization		(2,453)	(2,703)	(3,149)
		881	631	736

Goodwill	10	9,383	9,383	10,931

TOTAL ASSETS		214,815	231,294	269,459

Exchange rate used for the convenience translation of the September 30, 2003, Euro amounts: U.S.$ 1.165 to EUR 1.00

The accompanying notes are an integral part of these consolidated balance sheets.

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2002 AND SEPTEMBER 30, 2003

(Amounts in 000’s of Euro and U.S. Dollars except per share data )

			UNAUDITED
		December 31, 2002	September 30, 2003
	Notes	EUR	EUR	U.S.$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Trade accounts payable		48,211	41,533	48,386
Short-term borrowings	11	5,838	21,606	25,171
Due to related companies	6	7,850	9,519	11,090
Income taxes payable		6,512	3,145	3,664
Deferred income taxes		6,685	4,054	4,723
Other current liabilities	14	9,598	6,486	7,556

Total current liabilities		84,694	86,343	100,590

Long-Term Liabilities
Long-term debt, net of current maturities	12, 13	87,407	78,959	91,987
Staff retirement indemnities		1,401	1,517	1,767
Other long-term liabilities		3,079	2,555	2,977
Deferred income taxes		9,616	18,900	22,019
		101,503	101,931	118,750

Minority interests		52	29	34

Contingencies	15

Shareholders’ Equity
Share capital, nominal value EUR 2,94 each at December 31, 2002 and September 30, 2003, (9,610,400 shares authorised, issued and outstanding at December 31, 2002 and September 30, 2003, respectively)		28,254	28,254	32,916
Reversal of revaluation gains		(22,396)	(22,396)	(26,091)
Retained earnings		23,078	36,666	42,716
Accumulated other comprehensive income		(370)	467	544
		28,566	42,991	50,085
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		214,815	231,294	269,459

Exchange rate used for the convenience translation of the September 30, 2003, Euro amounts: U.S.$ 1.165 to EUR 1.00

The accompanying notes are an integral part of these consolidated balance sheets.

ITEM 1.b

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2003

(Amounts in 000’s of Euro and U.S. Dollars, except share and per share data)

(UNAUDITED)

		2002	2003
	Notes	EUR	EUR	U.S.$

Net sales		251,498	266,699	310,704
Cost of sales		(155,788)	(164,983)	(192,205)

Gross profit		95,710	101,716	118,499

Selling, general and administrative expenses		(69,133)	(82,476)	(96,085)

Income from operations		26,577	19,240	22,414

Interest expense	2, 11, 12, 13	(7,871)	(6,141)	(7,154)
Foreign exchange gains (losses), net		12,028	8,186	9,537
Losses on equity investee		(388)	(153)	(178)
Other income (expenses), net		613	222	258

Income before income taxes and minority interests		30,959	21,354	24,877
Provision for income taxes		(10,616)	(7,789)	(9,074)

Income before minority interests		20,343	13,565	15,803

Minority interests		(30)	23	27

NET INCOME		20,313	13,588	15,830

Income per share, basic and diluted		2.11	1.41	1.65

Weighted average number of shares, basic and diluted		9,610,400	9,610,400	9,610,400

Exchange rate used for the convenience translation of the September 30, 2003, Euro amounts: U.S.$ 1.165 to EUR 1.00

The accompanying notes are an integral part of these consolidated statements.

ITEM 1.c

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2002 AND 2003

(Amounts in 000’s of Euro and U.S. Dollars, except per share data)

(UNAUDITED)

		2002	2003
	Notes	EUR	EUR	U.S.$

Net sales		91,906	93,524	108,955
Cost of sales		(57,812)	(58,049)	(67,627)

Gross profit		34,094	35,475	41,328

Selling, general and administrative expenses		(23,559)	(28,468)	(33,165)

Income from operations		10,535	7,007	8,163

Interest expense	2, 11, 12, 13	(2,511)	(2,050)	(2,388)
Foreign exchange gains (losses), net		(142)	189	220
Gains (losses) on equity investee		(116)	(55)	(64)
Other income (expenses), net		37	396	461

Income before income taxes and minority interests		7,803	5,487	6,392
Provision for income taxes		(819)	(709)	(826)

Income before minority interests		6,984	4,778	5,566

Minority interests		24	16	19

NET INCOME		7,008	4,794	5,585

Income per share, basic and diluted		0.73	0.50	0.58

Weighted average number of shares, basic and diluted		9,610,400	9,610,400	9,610,400

Exchange rate used for the convenience translation of the September 30, 2003, Euro amounts: U.S.$ 1.165 to EUR 1.00

The accompanying notes are an integral part of these statements.

ITEM 1.d

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30,  2003

(Amounts in 000’s of Euro and U.S. Dollars)

(UNAUDITED)

				RETAINED EARNINGS (DEFICIT)
	Comprehensive Income	Share Capital	Reversal of Revaluation Gains	Legal, Tax Free and Extraordinary Reserves	Accumulated Deficit	Total	Accumulated Other Comprehensive Income	Grand Total

Balance, December 31, 2002		28,254	(22,396)	23,931	(853)	23,078	(370)	28,566

Net income for the period	13,588	0	0	0	13,588	13,588	0	13,588

Foreign currencies translation	20	0	0	0	0	0	20	20

Unrealized gains on marketable securities	817	0	0	0	0	0	817	817

Comprehensive income	14,425

Balance, September 30, 2003		28,254	(22,396)	23,931	12,735	36,666	467	42,991

The accompanying notes are an integral part of this consolidated statement.

ITEM 1.e

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2003

(Amounts in 000’s of Euro and U.S. Dollars)

(UNAUDITED)

	2002	2003
	EUR	EUR	U.S.$
Cash Flows from Operating Activities:
Net income	20,313	13,588	15,830
Adjustments to reconcile to net cash provided by operating activities:
Depreciation and amortization	5,991	7,096	8,267
Deferred income taxes	5,654	6,654	7,752
Provision for personnel retirement cost	216	237	276
Provision for doubtful accounts receivable	482	225	262
Minority interests	30	(23)	(27)
Gain from sale of property, plant & equipment	(111)	(73)	(85)
Unrealised foreign exchange (gains) losses	(10,549)	(8,602)	(10,021)
Loss on investments	388	153	178

(Increase) Decrease in:
Accounts receivable	(8,401)	(3,501)	(4,078)
Due from related companies	(65)	(426)	(496)
Inventories	(4,587)	(6,152)	(7,167)
Increase (Decrease) in:
Trade accounts payable	6,488	(6,678)	(7,780)
Due to related companies	3,408	1,669	1,944
Income taxes payable	3,667	(3,367)	(3,922)
Other current liabilities	(2,712)	(3,107)	(3,620)
Payment of staff retirement indemnities	(42)	(121)	(141)
(Increase) decrease in other non-current assets	(380)	534	622
Increase (decrease) in other long-term liabilities	519	(524)	(610)
Net Cash from (used in) Operating Activities	20,309	(2,418)	(2,817)

Cash Flows from Investing Activities:
Capital expenditure for property, plant & equipment	(10,048)	(15,445)	(17,994)
Proceeds from sale of fixed assets	1,942	593	691
Investments in and advances to affiliates	0	(176)	(205)
Net change in restricted cash	15,298	0	0
Purchase of marketable securities	(14)	0	0
Net Cash from (used in) Investing Activities	7,178	(15,028)	(17,508)

Cash Flows from Financing Activities:
Net change in short-term borrowings	(19,028)	15,767	18,369
Repayment of long-term debt	(1,242)	0	0
Increase of share capital	37	0	0
Net Cash from (used in) Financing Activities	(20,233)	15,767	18,369

Effect of exchange rates changes on cash	(52)	(6)	(7)

Net increase (decrease) in cash and cash equivalents	7,202	(1,685)	(1,963)
Cash and cash equivalents at beginning of period	2,831	7,866	9,164

Cash and cash equivalents at end of period	10,033	6,181	7,201

Supplemental disclosures of Cash Flow Information :
Cash paid for :
- interest, net of amounts capitalized	10,071	7,755	9,034
- income taxes	1,293	4,501	5,244

Exchange rate used for the convenience translation of the September 30, 2003, Euro amounts: U.S.$ 1.165 to EUR 1.00

The accompanying notes are an integral part of these consolidated statements.

ITEM 1.f

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

(Amounts in all tables and notes are presented in thousands of Euro unless otherwise stated)

(UNAUDITED)

BUSINESS INFORMATION:

Fage Dairy Industry S.A., a corporation organized under the laws of the Hellenic Republic (also known as Greece), is the successor to a business founded in Athens in 1926 by the family of Mr. Athanassios Filippou, the father of the current shareholders, Messrs. Ioannis and Kyriakos Filippou.  References to the “Company” or “Fage” include, unless the context indicates otherwise, Fage Dairy Industry S.A. and its consolidated subsidiaries.

Through its extensive distribution network, the Company sells a wide range of branded dairy products, including yogurt and dairy desserts, milk and milk cream and cheese. All operating activities are conducted in Greece and the Company’s products are sold under the FAGE® trademark.

No single customer accounted for more than 10% of the consolidated net sales for the three and nine months ended September 30, 2002 and 2003.

The accompanying unaudited financial statements, in the opinion of the management, reflect all necessary adjustments (which include only normal recurring adjustments) necessary for a fair presentation of the financial position, the results of operations and cash flows for the periods presented.  Certain reclassifications have been made to September 30, 2002 consolidated financial statements to conform to the presentation in September 30, 2003 consolidated financial statements.

For a full description of accounting policies see notes to financial statements for the year ended December 31, 2002.

1.                           RECENTLY ISSUED ACCOUNTING STANDARDS:

Recent Accounting Pronouncements: Recent Statements of Financial Accounting Standards issued by the Financial Accounting Standards Board (“FASB”) are summarized as follows:

(i)  SFAS No. 143, “Accounting for Asset Retirement Obligations”, relates to financial accounting and reporting requirements associated with the retirement of tangible long-lived assets and the associated asset retirement costs.  The statement is effective for financial statements issued for fiscal years beginning after June 15, 2002.  The Company has not determined the impact, if any, that the adoption of this statement will have on the Company’s results of operations or financial position.

 (ii) SFAS No. 145, In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, Amendment of FASB Statement No. 13, and Technical Corrections”, which is effective for fiscal years beginning after May 15, 2002.  This statement requires most gains and losses from extinguishment of debt to be presented as a gain or loss from continuing operations rather than as an extraordinary item.  Accounting Principles Board (“APB”) Opinion No. 30, “Reporting the Results of Operations, Reporting Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” will now be used to classify those gains and losses.  This Statement also amends FASB No. 13, which requires that certain capital lease modifications be treated as a sale-leaseback transaction. The Company adopted SFAS No. 145 with respect to the presentation of gains or losses from continuing operations rather than as an extraordinary item. The adoption of SFAS No. 145 had no effect on the Company’s consolidated financial statements.

(iii) SFAS No. 146, In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”.  SFAS No. 146 replaces EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to exit an Activity (including Certain Costs Incurred in a Restructuring”, and changes the timing of recognition for certain exit costs associated with restructuring activities.  Under SFAS No. 146 certain exit costs would be recognized over the period in which the restructuring activities occur.  Currently, exit costs are recognized when the Company commits to a restructuring plan.  SFAS No. 146 is applied prospectively to exit or disposal activities initiated after December 31, 2002, though early adoption is allowed. During 2003, the Company adopted SFAS No. 146 for exit or disposal activities. The adoption of SFAS No. 146 had no effect on the Company’s consolidated financial statements.

(iv) FASB Interpretation No. 45 (“FIN No 45”), In November 2002, the FASB issued FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Other “.  FIN No. 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under the guarantee.  The disclosure provisions of FIN No. 45 are effective for financial statements of annual periods that end after December 15, 2002.  The provisions for initial recognition and measurement are affective on a prospective basis for guarantees that are issued or modified after December 31, 2002.  The adoption of FIN No. 45 is not expected to have a significant effect on the Company’s consolidated financial statements.

2.                            DEFERRED CHARGES:

The expenses incurred in connection with the issuance and distribution of the Senior Notes issued on February 11, 1997, (see Note 13), including underwriting commissions, were capitalized as deferred charges and are being amortized on a straight-line basis over the term of the Notes. Amortization for the nine months ended September 30, 2002 and 2003 totaled € 250 for each period and are included in interest expense in the accompanying consolidated statements of operations.

3.                            TRANSLATIONS OF EURO AMOUNTS INTO U.S. DOLLARS:

The Company’s measurement and reporting currency, effective January 1, 2002, is the Euro. The translations of the Euro amounts into U.S. Dollars at the rate of US $ 1.165 to € 1.00 are included solely for the convenience of the reader.  This U.S. $ convenience exchange rate is computed based on the noon buying rate in New York City for cable transfers in Euro, as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2003.  The convenience translation should not be construed as representations that the Euro amounts have been, could have been, or could in the future be, converted into U.S. Dollars at this or any other rate of exchange. Included in foreign exchange gains (losses), net, for the nine months ended September 30, 2002 and 2003 is an amount of      € 10,114 and € 8,603 respectively, relating to unrealized foreign exchange gains (losses) of the Senior Notes referred to in Note 13. Included in foreign exchange gains (losses), net, for the three months ended September 30, 2002 and 2003 is an amount of  € (423) and € 1,524, respectively, relating to unrealized foreign exchange gains (losses) of the Senior Notes referred to in Note 13.

4.                           MARKETABLE SECURITIES:

Equity securities at December 31, 2002 and September 30, 2003, include: (a) € 1,150 and € 1,216 respectively, representing the market value, as of those dates, of 139,831 preferred and 212,849 common shares, of Vis S.A. (a related company ) representing approximately 7.1% of Vis S.A.’s authorized, issued and outstanding shares as of those dates, and (b) € 1,966 and € 2,717 representing the market value, as of those dates, of 420,000 shares of Hellenic Biscuit Company (a related company) representing approximately 0.9%, of Hellenic Biscuit Company’s authorized, issued and outstanding shares.

The above-mentioned investments have been classified as available for sale and are carried at their fair market value with the difference in the market values reflected in shareholders’ equity.  At December 31, 2002 and September 30, 2003, the cost of these investments in equity securities was € 3,521.

There were no sales of equity securities for the nine months ended September 30, 2002 and 2003.

The change in net unrealized holding gain (loss) on available for sale equity securities for the nine months ended September 30, 2002 and 2003 totaled € (619)  and € 817, respectively.

5.                           ACCOUNTS RECEIVABLE:

Accounts receivable are analyzed as follows:

	December 31, 2002	September 30, 2003
		(Unaudited)
Trade:
- In Euro	64,882	67,010
- In foreign currencies	3,197	4,102
	68,079	71,112
- Less: allowance for doubtful accounts	(3,292)	(3,424)
	64,787	67,688

Other:
- Value added tax	4,486	5,143
- Prepaid taxes, other than income taxes	1,022	376
- Prepaid expenses	590	358
- Custom brokers	181	217
- Advances to suppliers	4,855	5,956
- Various debtors	1,250	978
	12,384	13,028
- Less: allowance for doubtful accounts	(4,161)	(4,254)
	8,223	8,774

	73,010	76,462

The provision for doubtful accounts for the nine months ended September 30, 2002 and 2003 totaled € 482 and € 225, respectively.

The fair value of accounts receivable approximates the above recorded values.

There was no write-off of accounts receivable or other debts during the first nine months of 2002 and 2003.

It is the Company’s policy to attach liens against the property of most of its delinquent customers. Because of the prolonged and complex legal procedures in Greece, it is not unusual for the collection process to take three to five years before a case is finalized.

6.                           DUE FROM (TO) RELATED COMPANIES:

Fage purchases goods and services from and makes sales of goods to certain related companies in the ordinary course of business. Such related companies consist of affiliates or companies, which have common ownership and/or management with Fage.

Account balances with related companies are as follows:

	December 31, 2002	September 30, 2003
		(Unaudited)
Due from:
- Ioannis Nikolou ULP	1,214	1,641
- Sideris & Co	367	367
-Vis S.A.	6	5
	1,587	2,013
Due to:
- Aspect S.A.	3,669	2,452
- Mornos S.A.	2,263	2,864
- Iofil S.A.	729	1,531
- Palace S.A.	433	372
- Vihep S.A.	329	326
- Evga S.A.	168	1,370
- Bizios S.A.	259	604
	7,850	9,519

Transactions with related companies for the nine months ended September 30, 2002 and 2003 are analyzed as follows:

	Purchases from related parties		Sales to related parties
	September 30, 2002	September 30, 2003	September 30, 2002	September 30, 2003
	(Unaudited)
Inventories, materials and supplies	27,398	32,740	3,190	3,362
Advertising and media	9,952	12,798	—	—
Commercial services	3,526	5,970	—	—
	40,876	51,508	3,190	3,362

Purchases of inventories, materials and supplies from related parties, represented approximately 20% and 23% of Fage’s total purchases of inventories, materials and supplies for  the nine months ended September 30, 2002 and 2003, respectively.

Advertising, media buying and commercial services from related parties represented approximately 71% and 82% of Fage’s total advertising and commercial costs for the nine months ended September 30, 2002 and 2003, respectively.

7.                           INVENTORIES:

Inventories are analyzed as follows:

	December 31, 2002	September 30, 2003
		(Unaudited)
Merchandise	1,561	1,729
Finished and semi-finished products	8,898	12,179
Raw materials and supplies	7,566	9,411
Advance payments to suppliers for materials and supplies	5,457	6,315
	23,482	29,634

8.                           INVESTMENTS IN AND ADVANCES TO AFFILIATES:

The Company’s investments are analyzed as follows:

	December 31, 2002	September 30, 2003
		(Unaudited)
Equity participation:
- Tyras S.A.	1,109	1,109
- Bizios S.A.	1,236	1,083
- Packing Hellas Development S.A.	88	88
- Sideris Sp. Th. & Co	—	176
	2,433	2,456

(i)                                     Tyras S.A. is a cheese producer, in which the Company has a 5.4% participation interest. The investment in Tyras is accounted for at cost.

(ii)                                  Bizios S.A. is a 45% owned cheese producer accounted for under the equity method.

(iii)                               Packing Hellas Development S.A. is a packing material manufacturer in which the Company has a 8.82% participation interest.

(iv)                              During 2003 the Company acquired a 33.33% interest in Sideris Sp. Th. & Co, a non operating cheese company, by capitalizing its unpaid debt of € 176.

The Company’s investments in Tyras S.A. , Packing Hellas Development S.A. and Sideris Sp. Th. & Co are accounted for at cost, while its investment in Bizios S.A. is accounted for under the equity method.  In this respect, losses of € 388  and € 153 have been recognized in the accompanying consolidated statements of operations for the nine months ended September 30, 2002 and 2003, respectively.

9.                           OTHER NON-CURRENT ASSETS:

Other non-current assets are analyzed as follows:

	December 31, 2002	September 30, 2003
		(Unaudited)
Long-term notes receivable	1,968	1,751
Less: current maturities, included in trade accounts receivable	(731)	(1,067)
	1,237	684
Trademarks, net of amortization	81	62
Utility deposits	264	286
Other	71	87
	1,653	1,119

10.                    GOODWILL:

Goodwill reflected in the accompanying consolidated balance sheets is analyzed as follows:

	December 31, 2002	September 30, 2003
		(Unaudited)
Food Hellas S.A.	1,755	1,755
Pindos S.A.	374	374
Voras S.A.	2,496	2,496
Xylouris S.A.	964	964
Ellenica S.R.L.	180	180
Tamyna S.A.	1,394	1,394
Agroktima S.A.	134	134
Iliator S.A.	31	31
Zagas S.A.	2,055	2,055
	9,383	9,383

Foods Hellas S.A.:  Foods Hellas is owned 99.38% by Fage and the balance of 0.62% is owned in equal shares by the two shareholders of Fage.  Foods Hellas is a distribution company with a network that covers Northern Greece.

Fage acquired its participating interest in Foods Hellas in three tranches.  The first (46.9%) was acquired in 1990 for a consideration of € 1,174 from a third party who had previously acquired the shares from Fage’s present shareholders.  The second tranche (37.5%) was acquired in 1992 and the third tranche (14.98%) was acquired in 2001 in each case, from Fage’s present shareholders. Since January 1, 1998, the distribution network of Foods Hellas has been operated under the name of Fage.

Pindos S.A.: Fage acquired 100% of Pindos S.A. in seven tranches (51% in 1993, 19.6% in 1994, 11.2% in 1997, 12.09% in 1998, 2.22% in 1999, 1.37% in 2001 and 2.52% in 2002) for a total consideration of € 8,359.  Pindos S.A. is a cheese producer in Ioannina.

In September 1999 Foods Hellas S.A. acquired a 3.89% interest in Pindos S.A. for an amount of € 440. During 2001, Fage increased its participation in Pindos S.A. by 1.37% through an increase in share capital of Pindos S.A. of  € 2,641 in which Food Hellas did not participate and as a result, its interest in Pindos S.A. was reduced to 2.52%.  Additionally, in September 2002 Fage purchased from Foods Hellas S.A. its participation of 2.52% in Pindos S.A. for a consideration of     € 207. Pindos S.A. merged into Fage Dairy Industry S.A. during 2002.

Voras S.A.: Fage acquired 100% of Voras S.A. in four tranches (45% in 1996, 25% in 1997, 5.5% in 1998 and 24.5% in 2002) for a total consideration of € 8,499. Voras S.A. is a milk producer in Amintaio. As of December 31, 2002, all assets of Voras S.A. have been transferred to Fage Dairy Industry S.A., and Voras S.A. is in the process of being liquidated.

Xylouris S.A.: Fage acquired its participating interest 68% in Xylouris S.A. in four tranches (35% in 1995, 12% in 1996, 4% in 1997 and 17% in 2002) for a total consideration of € 1,614.  Additionally, during the third quarter of 2003 the Company acquired an interest of 3.75% for an amount of € 46. Xylouris is a cheese producer in Crete.

Ellenika S.R.L.: Ellenika is a 88.87% owned Italian distribution company.  Fage acquired its participating interest in Ellenika in 1993 for a consideration of € 457.

Tamyna S.A.: Fage acquired 100% of Tamyna S.A. in five tranches (42.3% in 1996, 4.7% in 1997, 25.49% in 2000, 26.93% in 2001 and 0.58% in 2002) for a total consideration of € 4,845. Tamyna is a cheese producer in Aliveri. Tamyna S.A. merged into Fage Dairy Industry S.A. during 2002.

Agroktima S.A.: Fage acquired its participating interest of 99.33% in Agroktima in two tranches (33.24% in 1998 and 66.09% in 2000) for a total consideration of € 1,573.  Additionally, in 2000, Foods Hellas S.A. acquired a 0.666% interest in Agroktima for an amount of € 12.  Therefore, Fage obtained an additional (indirect) 0.57% interest in Agroktima  and, from December 31, 2002, holds 99.996% of the company’s outstanding shares.  Agroktima is an agricultural and farm development company.

Iliator S.A.: The Company has a participation interest of 97% in Iliator S.A., a construction company.

Zagas S.A.: Zagas S.A. is a cheese producer in Agrinio.  Fage acquired its participating interest of 98% on January 19, 2001, for a consideration of € 3,020.  Additionally, in 2001 Foods Hellas S.A. acquired a 2% interest in Zagas S.A. for an amount of € 62.  Therefore, Fage obtained an additional (indirect) 1.988% interest in Zagas S.A. and, from December 31, 2002, holds 99.988% of the company’s outstanding shares.  The results of this investment have been included in the Company’s consolidated results of operations from the date of acquisition.  The purchase of Zagas S.A. was accounted for under the purchase method of accounting.

11.                    SHORT-TERM BORROWINGS:

Short-term borrowings are draw-downs under various lines of credit maintained by the Company with several banks.  The aggregate amount of available lines of credit was € 38,262 and € 38,532  at December 31, 2002 and September 30, 2003, respectively, of which approximately € 32,424 and € 16,926, were unused as of the above dates.

Short-term borrowings are denominated in Japanese Yen and are secured by the corporate guarantee of Fage Dairy Industry S.A.

The weighted average interest rates on short-term borrowings as of December 31, 2002 and September 30, 2003, were as follows:

Currency	December 31, 2002	September 30, 2003
		(Unaudited)
Japanese Yen	2.48%	2.09%
Euro	—	4.38%

Interest on short-term borrowings for the nine months ended September 30, 2002 and 2003, totaled € 848 and € 242 respectively, and for the three months ended September 30, 2002 and 2003 totaled € 168 and € 111, respectively and  are included in interest expense in the accompanying consolidated statements of operations.

12.                    LONG-TERM DEBT:

	December 31, 2002	September 30, 2003
		(Unaudited)
Long-term debt consists of:
Senior Notes, due 2007 issued on February 11, 1997. Interest on the Senior Notes is paid semi-annually in February and August, commencing August 1, 1997, at the rate of 9% per annum. The Senior Notes are redeemable, in whole or in part, at the option of the Company at any time at premiums that reduce over time (see Note 13).	87,407	78,959

The fair value of the Company’s long-term debt approximates the above-recorded values, generally due to their variable market rates.

Interest expense (excluding Senior Notes interest expense which is disclosed in Note 13) for the nine months ended September 30, 2002 and 2003 totaled € 13 and € 0, respectively, and for the three months ended September 30, 2002 and 2003 totaled € 2 and € 0, respectively, and are included in interest expense in the accompanying consolidated statements of operations.

The Company’s outstanding long-term debt at September 30, 2003, of € 78,959 is repayable on February 1, 2007, in one balloon installment.

13.                     SENIOR NOTES DUE 2007:

In February 1997, the Company completed the issuance of debt securities (Senior Notes) in the United States.  The net proceeds of the offering of U.S.$ 114.6 million were used to repay outstanding obligations and for general working capital.

The Senior Notes issued at an aggregate face amount of U.S.$ 120 million, with maturity date on February 1, 2007, bear interest at a rate of 9% per annum, payable semi-annually on each February 1 and August 1, and commenced on August 1, 1997.  The Senior Notes are redeemable in whole or in part, at the option of the Company at any time on or after February 1, 2002.

During 2000 the Company repurchased in privately negotiated transactions Senior Notes with an aggregate face amount of U.S. $ 17.4 million.  The repurchased Senior Notes have been canceled.

Interest expense (including amortization of borrowing costs) for the nine months ended September 30, 2002 and 2003 totaled € 7,010 and € 5,899,  respectively, and for the three months ended September 30, 2002 and 2003 totaled € 2,341 and € 1,939, respectively, and are included in interest expense in the accompanying consolidated statements of operations.

The indebtedness evidenced by the Notes constitutes general unsecured senior obligation of Fage Dairy Industry S.A. and ranks pari passu in right of payment with all other senior indebtedness and will rank senior in right of payment to all subordinated indebtedness of Fage Dairy Industry S.A.

The Senior Notes Indenture contains certain covenants that, among other things, limit the type and amount of additional indebtedness that may be incurred by Fage Dairy Industry S.A. and its subsidiaries and imposes certain limitations on investments, loans and advances, sales or transfers of assets, liens, dividends and other payments, the ability of Fage Dairy Industry S.A. and its subsidiaries to enter into sale-leaseback transactions, certain transactions with affiliates and certain mergers. The Company is in compliance with the terms of the Indenture.

14.                    OTHER CURRENT LIABILITIES:

The amount reflected in the accompanying consolidated balance sheets is analyzed as follows:

	December 31, 2002	September 30, 2003
		(Unaudited)
Taxes withheld:
Payroll	452	213
Third parties	434	410
Milk producers	61	44
Other	278	132
	1,225	799

Advances from customers	1,597	44

Accrued interest	3,243	1,225
Social security funds payable	1,274	713
Accrued and other liabilities	2,259	3,705
	6,776	5,643
TOTAL	9,598	6,486

15.                    CONTINGENCIES AND COMMITMENTS:

The Company is a party to various lawsuits and arbitration proceedings in the normal course of business.  According to the Company’s management and its legal advisors, all of the lawsuits will be settled without any material adverse effect on the Company’s consolidated financial position or results of operations.

Fage S.A. has been appointed as an official sponsor of the Olympic games held in Athens in the year 2004.  The future commitment under the sponsorship agreement amounts to approximately € 1.9 million.

ITEM 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
 AND RESULTS OF OPERATIONS

General

In the first nine months of 2003, the entire Greek white milk market volume increased by 0.5% from the comparable period of 2002, due to a 6.5% increase in the two-month period of July and August. The fresh milk market continued its declining trend with a 4.5% decrease as did evaporated and UHT (-2.6% and  -10.4% respectively). ESL white milk, with a 38% increase from the comparable period of 2003, is the only sector of the market which increased. This increase can be largely attributed to the launch of the new FAGE 10 product and the substantial advertising investment throughout the year. ESL now accounts for 22.8% of the refrigerated milk market. Chocolate milk declined by 7.8% and this decrease is reflected in all market segments. Finally the cream market increased by 1.3% from the comparable period of 2002.

The Greek market for sealed yogurt increased by 2.0% from the comparable period of 2002. The segments driving this increase are mainly strained yogurt (+2.3%) and children’s yogurt (+12.5%). Desserts volume grew by 8.6% from the comparable period of 2002.

The Greek market for packaged cheese increased by 7% compared to the same period of the year 2002.

In the first nine months of 2003, FAGE’s white milk sales increased by 0.5% in volume from the comparable period of 2002, following the market trend.  The Company continued supporting its ESL product range through various activities, and experienced an increase 34.9% in ESL sales volume. On the other hand, fresh & chocolate milk sales dropped by 19.1% and 6.3% respectively. Milk cream sales experienced an increase of  0.5% from the comparable period of 2002.

FAGE’s domestic yogurt volume sales increased by 1.0%. In September, the Company relaunched its Ageladitsa product line. Dessert sales increased by 5.3% in volume while one more product (Panaccotta) was added to Glukokoutalies product line in September.

Packaged cheese sales performed well with a 4.4% increase in volume from the comparable period of 2002. In July, one more product (Gouda cheese in slices) was launched.

During January, FAGE increased prices for all segments by 3.5%.

In 2002, the Company retroactively applied EITF 01-09 and reflected trade support actions that are generally invoiced by customers as a deduction of sales rather than selling expenses. Such costs amounted to € 13,531 and € 16,107 for the nine months ended September 30, 2002 and 2003, respectively and € 4,964 and € 5,593 for the three months ended September 30, 2002 and 2003, respectively. In addition, distribution costs incurred by the Company and provided to representatives as an allowance on sales were reflected as selling expenses. Such distribution costs amounted to € 20,721 and € 21,922 for the nine months ended September 30, 2002 and 2003, respectively and € 7,601 and € 7,847 for the three months ended September 30, 2002 and 2003, respectively.

Results of Operations

The following table sets forth, for the years indicated, certain items in the Company’s consolidated income statements expressed as percentages of net sales:

	Nine months ended September 30,		Three months ended September 30,
	2002	2003	2002	2003
	(Unaudited)		(Unaudited)

Net sales	100.0%	100.0%	100%	100%
Cost of sales	61.9	61.9	62.9	62.1
Gross profit	38.1	38.1	37.1	37.9
Selling, general and administrative expenses	27.5	30.9	25.6	30.4
Income from operations	10.6	7.2	11.5	7.5
Interest expense	3.1	2.3	2.7	2.2
Foreign exchange gains (losses), net	4.8	3.1	(0.2)	0.2
Gains (losses)on equity investee	(0.2)	(0.1)	(0.1)	(0.1)
Other income (expenses), net	0.2	0.1	—	0.5
Income before income taxes and minority interests	12.3	8.0	8.5	5.9
Provision for income taxes	(4.2)	(2.9)	(0.9)	(0.8)
Income before minority interests	8.1	5.1	7.6	5.1
Minority interests	—	—	—	—
Net income	8.1%	5.1%	7.6%	5.1%

Nine months ended September 30, 2003 compared to nine months ended September 30, 2002

Net sales. Net sales for the nine months ended September 30, 2003 were € 266.7 million ($ 310.7 million), an increase of € 15.2 million ($ 17.7 million), or 6.0%, from € 251.5 million ($ 293.0 million) for the nine months ended September 30, 2002.  The increase was attributable to the factors discussed above under “General”.

Gross profit.  Gross profit for the nine months ended September 30, 2003 was € 101.7 million ($ 118.5 million), an increase of € 6.0 million ($ 7.0 million), or 6.3%, from € 95.7 million ($ 111.5 million) for the nine months ended September 30, 2002.  This improvement is attributable to the increase in net sales.  Gross profit as a percentage of net sales for the nine months ended September 30, 2003 was 38.1%, the same as in the comparable  period of 2002.  Cost of sales for the nine months ended September 30, 2003 was € 165.0 million ($ 192.2 million), an increase of € 9.2 million ($ 10.7 million) or 5.9% from € 155.8 million ($ 181.5 million) for the nine months ended September 30, 2002. Cost of sales as a percentage of net sales was 61.9% for the nine months ended September 30, 2003, in the comparable period of 2002.

Selling, general and administrative expenses.  Selling, general and administrative expenses (‘‘SG & A’’) for the nine months ended September 30, 2003 were € 82.5 million ($ 96.1 million), an increase of € 13.4 million ($ 15.6 million), or 19.4%, from € 69.1 million ($ 80.5 million) for the respective period of 2002. SG & A as a percentage of net sales increased from 27.5% for the first nine months of 2002 to 30.9% for the first nine months of 2003, an increase of 12.4%. This increase was partly due to promotion and other expenses in connection with Fage’s sponsorship concerning the 2004 Athens Olympic Games, partly due to advertising expenses to support the new brand name GALA 10 launch and partly due to increased compensation of certain members of the Filippou family employed by the Company. The Company believes the amounts paid to members of the family are appropriate consideration for the services provided.

Income from operations.  Income from operations for the nine months ended September 30, 2003 was € 19.2 million ($ 22.4 million), a decrease of € 7.4 million ($ 8.6 million), or 27.8%, from € 26.6 million ($ 31.0 million) for the nine months ended September 30, 2002.  Income from operations as a percentage of net sales decreased from 10.6% in the first nine months of 2002 to 7.2% in the first nine months of 2003. This decrease was mainly due to the increased  SG & A.

Interest expense.  Interest expense for the nine months ended September 30, 2003 was € 6.1 million ($ 7.1 million), a decrease of  € 1.8 million ($ 2.1 million), or 22.8%, from € 7.9 million ($ 9.2 million) for the nine months ended September 30, 2002.  This decrease is mainly due to the revaluation of the Euro against the US dollar for the nine months ended September 30, 2003 compared to the exchange rate for the comparable period of 2002.

 Foreign  exchange losses (gains), net.  Foreign exchange gains for the nine months ended September 30, 2003 were     € 8.2 million ($ 9.6 million) mainly due to the Senior Notes quarter end remeasurement.  For the nine months ended September 30, 2002 there were foreign exchange gains of  € 12.0 million ($ 14.0 million).

Losses on equity investee.  Losses on equity investee for the nine months ended September 30, 2003 were € 0.2 million ($ 0.2 million). For the nine months ended September 30, 2002 there were losses of  € 0.4 million ($ 0.5 million).

Other income (expenses), net.  Other income for the nine months ended September 30, 2003 was € 0.2 million            ($ 0.2 million). Other income for the nine months ended September 30, 2002 was € 0.6 million ($ 0.7million).

Provision for income taxes.  The provision for income taxes for the nine months ended September 30, 2003 was € 7.8 million ($ 9.1 million).  For the nine months ended September 30, 2002 the provision for income taxes was € 10.6 million ($ 12.3 million).

Net income.  Net income for the nine months ended September 30, 2003 was € 13.6 million ($ 15.8 million), a decrease of € 6.7 million ($ 7.8 million), or 33.0%, from € 20.3 million ($ 23.6 million), for the nine months ended September 30, 2002.

Three months ended September 30, 2003 compared to three months ended September 30, 2002

Net sales. Net sales for the three months ended September 30, 2003 were € 93.5 million ($ 108.9 million), an increase of € 1.6 million ($ 1.9 million), or 1.7%, from € 91.9 million ($ 107.1 million) for the three months ended September 30, 2002.  The increase was attributable to the factors discussed above under “General”.

Gross profit.  Gross profit for the three months ended September 30, 2003 was € 35.5 million ($ 41.4 million), an increase of € 1.4 million ($ 1.6 million), or 4.1%, from € 34.1 million ($ 39.7 million) for the three months ended September 30, 2002.  This improvement is attributable to the increase in net sales.  Gross profit as a percentage of net sales for the three months ended September 30, 2003 increased to 37.9% from 37.1% for the comparable period of 2002.  Cost of sales for the three months ended September 30, 2003 was € 58.0 million ($ 67.6 million), an increase of € 0.2 million ($ 0.2 million) or 0.3% from € 57.8 million ($ 67.3 million) for the three months ended September 30, 2002. Cost of sales as a percentage of net sales decreased from 62.9% for the three months ended September 30, 2002 to 62.1% for the three months ended September 30, 2003.

Selling, general and administrative expenses.  Selling, general and administrative expenses (‘‘SG & A’’) for the three months ended September 30, 2003 were € 28.5 million ($ 33.2 million), an increase of € 4.9 million ($ 5.7 million), or 20.8%, from € 23.6 million ($ 27.5 million) for the respective period of 2002. SG & A as a percentage of net sales increased from 25.6% for the three months ended September 30, 2002 to 30.4% for the three months ended September 30, 2003, an increase of 18.8%. This increase was partly due to promotion and other expenses in connection with Fage’s sponsorship concerning the 2004 Athens Olympic Games, partly due to advertising expenses to support the new brand name GALA 10 launch and partly due to increased compensation of certain members of the Filippou family employed by the Company. The Company believes the amounts paid to members of the family are appropriate consideration for the services provided.

Income from operations.  Income from operations for the three months ended September 30, 2003 was € 7.0 million ($ 8.2 million), a decrease of € 3.5 million ($ 4.1 million), or 33.3%, from € 10.5 million ($ 12.2 million) for the three months ended September 30, 2002.  Income from operations as a percentage of net sales for the three months ended September 30, 2003 decreased to 7.5% from 11.5% for the comparable period of 2002. This decrease was mainly due to the increased  SG & A.

Interest expense.  Interest expense for the three months ended September 30, 2003 was € 2.1million ($ 2.4 million), a decrease of € 0.4 million ($ 0.5 million), or 16.0%, from € 2.5 million ($ 2.9 million) for the three months ended September 30, 2002.  This decrease is mainly due to the revaluation of the Euro against the US dollar for the three months ended September 30, 2003 compared to the exchange rate for the comparable period of 2002.

Foreign  exchange losses (gains), net.  Foreign exchange gains for the three months ended September 30, 2003 were € 0.2 million ($ 0.2 million) mainly due to the Senior Notes quarter end remeasurement.  For the three months ended September 30, 2002 there were foreign exchange losses of  € 0.1 million ($ 0.1 million).

Gains (losses) on equity investee.  Losses on equity investee for the three months ended September 30, 2003 were € 0.1 million ($ 0.1 million). For the three months ended September 30, 2002 there were losses of  € 0.1 million ($ 0.1 million).

Other income (expenses), net.  Other income for the three months ended September 30, 2003 was € 0.4 million ($ 0.5 million). Other income for the three months ended September 30, 2002 was € 0.04 million ($ 0.05 million).

Provision for income taxes.  The provision for income taxes for the three months ended September 30, 2003 was € 0.7 million ($ 0.8 million).  For the three months ended September 30, 2002 the provision for income taxes was € 0.8 million

($ 0.9 million).

Net income.  Net income for the three months ended September 30, 2003 was € 4.8 million ($ 5.6 million), a decrease of € 2.2 million ($ 2.6 million), or 31.4%, from € 7.0 million ($ 8.2 million), for the three months ended September 30, 2002.

Liquidity and Capital Resources

The Company has historically funded its operations, capital expenditures and working capital requirements through a combination of cash flows from operations, short-term borrowings, long-term debt and capital lease obligations.

Cash flows from operations can be impacted by the Company’s extension of credit and the terms and collection of its receivables. The Company has established criteria for granting credit to customers, which are generally based upon the size of the customer’s operations and consideration of relevant financial data.  Business is generally conducted with such customers under normal terms with collection expected within sixty (60) days after shipment.  At each reporting period date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate allowance for doubtful accounts.  It is the Company’s policy to attach liens against the property of most of its delinquent customers.  Because of the prolonged and complex legal procedures in Greece, it is not unusual for the collection process to take three to five years before a case is finalized.  Notwithstanding this, the Company does not consider its accounts receivable collection process to be delayed.  Rather, the Company believes its cash management policies are effective in ensuring that the turnover of its accounts receivable and accounts payable are properly balanced within general business practices in Greece.

Operating Activities.  Net cash used in operating activities for the nine months ended September 30, 2003 was € 2.4 million ($ 2.8 million), a decrease of € 22.7 million ($ 26.4 million) compared to net cash from operating activities of € 20.3 million ($ 23.6 million) for the nine months ended September 30, 2002, which mainly is due to a decrease in earnings and change in working capital.

Investing Activities.  Net cash used in investing activities for the nine months ended September 30, 2003 was € 15.0 million ($ 17.5 million), an increase of  € 22.2 million ($ 25.9 million), from € 7.2 million ($ 8.4 million) net cash from investing activities for the nine months ended September 30, 2002.  Capital expenditures of € 15.4 ($ 17.9 million) were made in continued investments in Company’s facilities in order to further realize operating efficiencies.

Financing Activities.  Net cash from financing activities for the nine months ended September 30, 2003 was € 15.8 million ($ 18.4 million) compared to net cash used in financing activities of € 20.2 million ($ 23.5 million) for the comparable period of 2002, mainly as a result of the short-term loan increase in 2003 of € 15.8 million ($ 18.4 million).

Sources of Capital. The Company funds its operating costs through cash from operations and short-term borrowings under various lines of credit maintained at several banks. At September 30, 2003, approximately € 16.9 million ($ 19.7 million) was available, see “Note 11 Short-Term Borrowings”.

Contractual Obligations.

Contractual obligations as September 30, 2003, were as follows:

(stated in thousands of Euro)

		Payment Due In:
	Total	2003	2004-05	2006-07	Αfter 2007
Long Term Debt	78,959	—	—	78,959	—
Operating Leases	2,635	260	1,742	594	39
Maturity of other long term payables	3,276	197	1,048	1,048	983
Total	84,870	457	2,790	80,601	1,022

Critical Accounting Policies.

The Company maintains its accounting records and publishes its statutory financial statements following Greek tax and corporate regulations and has made certain out-of-book memorandum adjustments to these records to present the consolidated financial statements included in this report in accordance with U.S. generally accepted accounting principles. The preparation of consolidated financial statement in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The Company continually evaluates the policies and estimates it uses to prepare its consolidated financial statements. In general, the estimates are based on historical experience, information from third-party professionals and various other assumptions that are believed to be reasonable under the facts and circumstances. Actual results may differ from those estimates made by management.

The Company believes that of its accounting policies the following may involve a higher degree of judgment and complexity:

Concentration of Credit Risk and Allowance for Doubtful Accounts: Financial assets that potentially subject the Company to concentrations of credit risk are trade accounts receivable. Due to the large volume and diversity of the customer base, concentrations of credit risk with respect to trade accounts receivable are limited. At each reporting period, all accounts receivable are assessed on historical trends, statistical information and future expectations and a provision is recorded for the probable and reasonably estimable loss for these accounts. The balance of such allowance for doubtful accounts is adjusted by recording a charge to the consolidated statement of income for the reporting period.

Property, Plant and Equipment: Property, plant and equipment are stated at cost, net of subsidies provided by the Greek State, plus interest costs incurred during periods of construction based upon the weighted average borrowing rate.  Repairs and maintenance are expensed as incurred.  The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement, and any gain or loss is included in the accompanying consolidated statements of income.  For statutory reporting purposes, the Company was obliged to revalue its property, plant and equipment at various dates following the provisions of the respective mandatory tax laws. These revaluations have been reversed in the accompanying consolidated financial statements, after giving effect to the related deferred income taxes.  The reversal of the net revaluation gains is reflected as a separate component of shareholders’ equity.

Impairment of Long-Lived Assets: The U.S. Financial Accounting Standards Board issued SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, which addresses financial accounting and reporting for the impairment or disposal of long lived assets. The Company adopted SFAS No. 144 as of January 1, 2002, without any effect on the Company’s financial position and results of operations. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use is recognized, when the estimate of undiscounted future cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset.

Goodwill: Goodwill is the excess of the purchase price over the fair value of net identifiable assets acquired in business combinations accounted for as a purchase. Prior to January 1, 2002, goodwill was amortized on a straight-line basis over periods not exceeding 20 years. Effective with the adoption of SFAS No. 142 on January 1, 2002, the Company is no longer amortizing goodwill, and is instead testing it for impairment at least annually. Impairment loss is recognized when the estimated expected future cash flows (undiscounted and without interest) are less than the carrying amount of the asset.

Income taxes: The Company’s estimates of income taxes and the significant items giving rise to the deferred assets and liabilities are described in Fage’s 2002 annual report (Form 20-F). These reflect the assessment of actual future taxes to be paid on items reflected in the financial statements, giving consideration to both timing and probability of these estimates. Actual income taxes could vary from these estimates due to future changes in income tax law or on results from final review of our tax returns by the competent tax authorities.

ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

Although the Greek economy has long been subject to both high levels of inflation and the effects of the Greek government’s measures to curb inflation such as high real interest rates, the Company does not believe inflation has had a material effect on its results of operations for the periods presented. Greece experienced inflation rates of 3.6% and 3.8% for the year 2002 and for the nine months ended September 30, 2003, respectively.

Foreign Exchange Rate Fluctuation

Substantially all of the Company’s operations are conducted in Greece and, as a result, the Company’s operating results depend on the prevailing economic conditions in Greece. Furthermore, substantially all of the Company’s revenues since January 1, 2002 are in euros. The Senior Notes are denominated in dollars and will require the Company to make all principal and interest payments thereon in dollars. As a result, the Company may be subject to significant foreign exchange risks.

The Company’s functional currency is the euro. At each balance sheet date, all monetary assets and liabilities denominated in other currencies, including the Senior Notes, are adjusted to reflect the then current exchange rate. The resulting decrease or increase is reflected on the Company’s income statement as foreign exchange loss or gain.

ITEM 4 – CONTROLS AND PROCEDURES

An evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of September 30, 2003 was carried out by the Company under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer.  Based on that evaluation the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures have been designed to provide, and are effective in providing, reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.  A controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.  Subsequent to the date of the most recent evaluation of the Company’s internal controls, there were no significant changes in the Company’s internal controls or in other factors that could significantly affect the internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

PART II

ITEM 1 - LEGAL PROCEEDINGS

No material changes have emerged with respect to the legal proceedings in which the Company is involved and which are incidental to the conduct of its business. The Company does not believe that the outcome of any of these legal proceedings will have a material adverse effect on the business, financial condition or prospects of the Company.

ITEM 2 - CHANGES IN SECURITIES AND USE OF PROCEEDS

None

ITEM 3 - DEFAULTS UPON SENIOR SECURITIES

None

ITEM 4 - SUBMISSION OF MATTERS TO A VOTE OF SECURITY-HOLDERS

None

ITEM 5 - OTHER INFORMATION

None

ITEM 6 - EXHIBITS AND REPORTS ON FORM 8-K

None

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Athens, Greece.

FAGE DAIRY INDUSTRY S.A.

Date: November 14, 2003	By:	/s/	Kyriakos Filippou
Chairman of the Board

Date: November 14, 2003	By:	/s/	Ioannis Filippou
Chief Executive Officer and Director

Date: November 14, 2003	By:	/s/	Christos Koloventzos
Chief Financial Officer